Annual Report

Cover Page

Name of issuer:

Siren Biotechnology, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/14/2020

Physical address of issuer:

953 Indiana Street
San Francisco CA 94107

Website of issuer:

https://www.sirenbiotechnology.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

Most recent fiscal year-
end:

Prior fiscal year-
end:

Total Assets:	$12,018,000.00	$17,539,808.00
Cash & Cash Equivalents:	$11,934,000.00	$17,448,263.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$377,000.00	$784,882.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($10,884,000.00)	($4,666,672.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

    Siren Biotechnology, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Stefano Gurciullo	Managing Partner	Tau Capital	2025
Nicole K. Paulk	CEO, Founder	Siren Biotechnology, Inc.	2020
Sharon Tetlow	CEO, Managing Partner	Potrero Hill Advisors	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nicole K. Paulk	Treasurer	2020
Nicole K. Paulk	Secretary	2020
Nicole K. Paulk	CEO	2020
Nicole K. Paulk	President	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nicole K. Paulk	4750000.0 Class A common shares	89.1

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material***

information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Our future success depends on securing the funding (investment, grants, licensing revenue, etc.) to advance our nonclinical, manufacturing, clinical, and regulatory development work to the point of commercialization or licensing of our therapies.

> Our future success depends on the performance of vendors and partners to perform subcontracted nonclinical, manufacturing, clinical, regulatory, and intellectual property work.

> Our future success depends on working within the guidelines of relevant federal regulatory agencies (e.g., the US FDA) to satisfy their current review procedures and approval processes.

> Our future success depends on developing therapies that are safe, efficacious, and competitive in the marketplace.

> Our future success will depend on hiring and acquiring additional talented individuals to develop and market our therapies.

> Our future success depends on the successful granting and protection of our intellectual property. While we have several patents pending, there is no guarantee they will be granted, which could impact our competitive advantage. Additionally, if another company infringes on our intellectual property, we may need to allocate significant financial and legal resources to defend our rights, which could affect our operations and overall business strategy.

> Our future success depends on our ability to compete effectively in a market that includes established competitors and well-capitalized companies that may enter our space. Competitors with greater resources and market

presence may advance faster, capture market share, or hinder our ability to secure funding and partnerships, impacting our commercial success.

Investors will grant the Chief Executive Officer of the Company an irrevocable proxy with broad power and authority to vote their shares and execute consents on their behalf.

In connection with investing in this Offering, each Investor will irrevocably appoint the Chief Executive Officer of the Company, as such Investor's sole and exclusive proxy, to the maximum extent permitted under the Delaware General Corporation Law, with full power of substitution and resubstitution and power to act alone, as the Investor's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect of the Securities and all shares of capital stock issuable upon conversion of such the Securities that are owned or may be owned by such Investor, whether directly or indirectly, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "Proxy Shares"). The Chief Executive Officer will be authorized and empowered to act as the Investor's proxy and attorney-in-fact to vote, and consent with respect to, the total number of Proxy Shares in respect of the Investor at every annual and special meeting of the stockholders of the Company, including any postponement, recess or adjournment thereof, or in any other circumstance, however called, and to execute consents, approvals and waivers on any matter submitted to the undersigned or any other class of capital stock of the Company for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Any and all prior proxies and power of attorney given by the Investor with respect to the Securities or the Proxy Shares are hereby revoked and Investor shall not hereafter purport to grant any other proxy or power of attorney with respect to any of the Proxy Shares, deposit any of the Proxy Shares into a voting trust or enter into any agreement (other than the Subscription Agreement and the Investment Agreements (as defined in the Subscription Agreement)), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Proxy Shares, in each case, with respect to any of the matters set forth herein. The foregoing proxy and power of attorney, and each of them,

is coupled with an interest and shall be irrevocable unless and until that certain Amended and Restated Voting Agreement dated April 8, 2024, as amended or restated (the "Voting Agreement"), terminates or expires pursuant to Section 6 thereof.

Thus, by participating in the Offering, Investors will grant broad discretion to the Chief Executive Officer of the Company to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless the Investor is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities and grant broad authority to the Chief Executive Officer to take certain actions on behalf of the Investor. Currently, Nicole Paulk, our Chief Executive Officer, will have the authority with the irrevocable proxy to direct the vote and vote the Securities at her discretion on all matters to be voted upon by stockholders, including with respect of any action by written consent. As a result, Nicole Paulk may be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Nicole Paulk may have interests that differ from you.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Preferred	2,375,010	2,375,010	Yes ⌄
Class A Common	4,750,000	4,750,000	Yes ⌄
Series A Preferred	5,155,485	4,041,110	Yes ⌄
Class B Common	14,401,000	133,436	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,310,294

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Name of issuer:

Siren Biotechnology, Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 9/14/2020

Physical address of issuer:

953 Indiana Street
San Francisco CA 94107

Website of issuer:

https://www.sirenbiotechnology.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations, together with our financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those described in these forward-looking statements.

Overview

Siren Biotechnology, Inc. was incorporated in Delaware in September 2020 and is a clinical-stage biotechnology company focused on developing AAV-based immuno-gene therapies for cancer. Since its inception, the Company has devoted substantially all of its resources to research and development, building its platform, and advancing its lead therapeutic candidate toward clinical trials.

During the past year, the Company achieved key milestones, including FDA acceptance of its IND for SRN-101, receipt of Fast Track designation for recurrent high-grade glioma, and continued expansion of its preclinical and translational research programs. The Company has also continued to strengthen its intellectual property portfolio and pursue non-dilutive funding opportunities.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $0 compared to the year ended December 31, 2024, when the Company had revenues of $0.

- *Assets*. As of December 31, 2025, the Company had total assets of $12,018,000, including $11,934,000 in cash. As of December 31, 2024, the Company had $17,539,808 in total assets, including $17,448,263 in cash.

- *Net Loss*. The Company has had net losses of $10,884,000 and net losses of $4,666,672 for the fiscal years ended December 31, 2025, and December 31, 2024, respectively.

- *Liabilities*. The Company's liabilities totaled $377,000 for the fiscal year ended December 31, 2025, and $784,882 for the fiscal year ended December 31, 2024.

Liquidity & Capital Resources

To date, the Company has financed its operations primarily through equity financings, including Seed, SAFE, Series A, and Regulation CF investments, as well as non-dilutive grant funding, including awards from the California

Institute for Regenerative Medicine (CIRM) and many others.

As of early 2025, the Company had approximately $11.4 million in cash on hand. The Company's historical operating expenses have averaged approximately $450,000 to $500,000 per month in recent periods. Based on current operating plans, the Company expects its existing cash resources to fund operations for a limited period and will require additional capital to support ongoing and future clinical development activities.

The Company intends to raise additional capital in the future through equity financings, strategic partnerships, or additional non-dilutive funding sources. However, there can be no assurance that such financing will be available on acceptable terms, or at all.

Results of Operations and Outlook

Operating expenses consist primarily of research and development costs, including preclinical studies, manufacturing, and preparation for clinical trials, as well as general and administrative expenses.

The Company does not expect to generate revenue in the near term, as its therapeutic candidates will require successful clinical development and regulatory approval prior to commercialization. The Company expects to continue incurring significant operating losses for the foreseeable future as it advances its programs through clinical development. The timing and amount of future capital requirements will depend on a number of factors, including the progress of clinical trials, regulatory timelines, manufacturing scale-up, and the ability to secure additional financing.

No Material Changes
There have been no material changes in the Company's financial condition or results of operations since December 31, 2025, the date covered by the most recent financial statements. Operating expenses, burn rate, and overall financial position remain consistent with prior periods, and operations have continued in the ordinary course.

Forward-Looking Statements
All projections and statements contained in this section that are not historical facts are forward-looking statements and are subject to risks and uncertainties. Actual results may differ materially.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending

into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nicole K. Paulk, certify that:

(1) the financial statements of Siren Biotechnology, Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Siren Biotechnology, Inc included in this Form reflects accurately the information reported on the tax return for Siren Biotechnology, Inc filed for the most recently completed fiscal year.

Nicole K. Paulk

CEO, Founder

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is

irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that

if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is

agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://sirenbiotechnology.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

APPENDICES

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Siren Biotechnology Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Appendix D: Director & Officer Work History

Nicole K. Paulk

Sharon Tetlow

Stefano Gurciullo

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Siren Biotechnology, Inc

By

Dr. Nicole K. Paulk, PhD

CEO, Founder, and President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Dr. Nicole K. Paulk, PhD

CEO, Founder, and President
4/3/2026

Dr. Stefano Gurciullo

Director
4/3/2026